March 30, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Pamela A. Long Division of Corporation Finance
Re:	Allegheny Technologies Incorporated Registration Statement on Form S-4 (No. 333-171426) Request for Acceleration of Effectiveness
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Allegheny Technologies Incorporated (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective under the Securities Act at 3:00 p.m., Eastern Daylight Time, on March 30, 2011, or as soon as practicable thereafter.
     Additionally, the Company hereby acknowledges the following:
(i)	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2011

(iii)	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
By:	/s/ Jon D. Walton
Jon D. Walton
Executive Vice President, Human Resources, Chief Legal and Compliance Officer and Corporate Secretary